Exhibit 99.1

VASCULAR BIOGENICS LTD.

8 HaSatat St. Modi’in, Israel Tel. +972-8-9935000 Fax.+972-8-9935001

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 19, 2021.

Dear Vascular Biogenics Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of shareholders of Vascular Biogenics Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on October 19, 2021, at our offices at 8 HaSatat St. Modi’in, Israel, or the Meeting.

The Meeting is being called for the following purposes:

(1)	To approve the nomination of Dr. Bennett M. Shapiro, Prof. Dror Harats, Ms. Ruth Alon, Dr. Shmuel (Muli) Ben Zvi, Dr. Ron Cohen, Mr. David Hastings and Mr. Marc Kozin to the Board, to serve until the next annual general meeting of shareholders of the Company, under the existing terms of appointment as previously approved, aside from the resolutions herein, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting will take place in relation to each director nominee separately);

(2)	To elect each of Ms. Alison Finger and Mr. Michael Rice as members of the Board, to serve until the next annual general meeting of shareholders of the Company or until each of their successors is duly appointed and qualified, or until their earlier resignation or removal and to approve their compensation terms and equity grants as fully described herein.

(3)	To approve the grant of options under the Company’s 2014 Employee Share Ownership and Option Plan, or the 2014 Plan according to the standard agreements as follows: (i) grant of an option to purchase 100,000 of our ordinary shares to Dr. Shapiro; (ii) grant of an option to purchase 45,000 of our ordinary shares to Ms. Alon; (iii) grant of an option to purchase 45,000 of our ordinary shares to Dr. Ben Zvi; (iv) grant of an option to purchase 45,000 of our ordinary shares to Dr. Cohen; and (v) grant of an option to purchase 45,000 of our ordinary shares to Mr. Hastings, each of which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.

(4)	To approve the increase Prof. Dror Harats’s monthly base compensation under the Consulting and Employment agreements, taken as a whole, to NIS 94,000, and to approve and ratify that the notice period for termination of Prof Harats under the Consulting and Employment agreements is nine months, as amended in in his Consulting agreement from 2007.

(5)	To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(6)	To approve the new compensation scheme for the Company’s non-employee, non-executive directors, or the Non-Employee Directors and the New Compensation Scheme, respectively as follows:

(A) Cash Compensation

●	Board of Directors: Annual cash compensation of US$35,000 to each Non-Employee director, other than the Chairman of the Board and the former Chairman of the Board.

●	Audit Committee: Additional annual cash compensation of US$15,000 to the Chairman of the Audit Committee and US$7,500 to each member of the Audit Committee other than the Chairman.

●	Compensation Committee: Additional annual cash compensation of US$12,000 to the Chairman of the Compensation Committee and US$6,000 to each member of the Compensation Committee other than the Chairman.

●	Nominating and Corporate Governance Committee and other committees: Additional annual cash compensation of US$8,000 to the Chairman of the Nominating and Corporate Governance Committee or other committees and US$4,000 to each member of the Nominating and Corporate Governance Committee or other committees other than the Chairman.

●	Proration: Pro rata cash compensation of the annual cash compensation amounts set forth above shall be made, as applicable, to (i) any director who ceases to be a director, Chairman of the Board or member or chairman of any committee of the Board and (ii) any new Non-Employee director who is appointed by the Board, any independent director who is appointed to the position of Chairman of the Board or chairman of any such committee of the Board or any independent director who is appointed to serve on any such committee of the Board, for their services rendered as a director and/or committee member, for the portion of the year in which such director so served.

(B) Equity Compensation

●	Initial Equity Grant: One-time equity grant upon initial appointment or election to the Board equal to 0.1% of the Company’s capital on a fully diluted basis as of the date of grant, which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.

●	Annual Equity Grant: Annual equity grants of 0.067% of the Company’s share capital on a fully diluted basis as of the date of grant to each continuing director, which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.

(C)	In the event of any discrepancy between the New Compensation Scheme and the provisions of the Company’s 2019 Compensation Policy for Company Office Holders, the former shall prevail.

At the Meeting, we will also present and discuss our annual audited consolidated financial statements for the year ended December 31, 2020, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.vblrx.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

The proposals and details with respect to the Meeting are described more fully in the enclosed proxy statement, which the Company will send (together with this notice) to its shareholders, which we urge you to read in its entirety. This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.vblrx.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on September 2, 2021 at the registered office of the Company, 8 HaSatat St. Modi’in, Israel, upon prior coordination with the Company. Our telephone number at our registered office is +972-8-9935000.

Shareholders of record of shares as of the close of business on September 20, 2021 are entitled to notice of and to vote at the Meeting (with one vote per share held).

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly by mail to the registered office of the Company, 8 HaSatat St. Modi’in, P.O.Box 9141, Israel 7178106, by Fax. +972-8-9935001, or by e-mail to our Company Secretary: amos@vblrx.com. If you are sending your proxy cards to us by mail, the proxy cards must be received at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting, unless we waive that requirement. Your proxy cards, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you may be able to utilize the control number appearing on the voting instruction form to submit your voting instruction to their brokers, trustees or nominees by other means, including via the internet.

Sincerely,
Marc D. Kozin Chairman of the Board